

August 3, 2012

<u>Via E-mail</u>
Mr. Robert Sands
Chief Executive Officer
Constellation Brands, Inc
207 High Point Drive
Building 100
Victor, New York 14564

      Re: Constellation Brands, Inc
               Form 10-K for Fiscal Year Ended
               February 29, 2012
               Filed April 30, 2012
               Response dated July 26, 2012
               File No. 001-08495

Dear Mr. Sands:

     We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended February 29, 2012</u>
<u>Management's Discussion and Analysis, page 27</u>
<u>Critical Accounting Policies, page 47</u>

<u>Goodwill and Other Intangible Assets, page 48</u>

1. We note your proposed disclosures in response to our prior comment 1. You have not responded to our comment in its entirety, thus the comment will be partially reissued. We note your disclosure that your trademarks associated with the Canadian business division were impaired largely due to lower revenue and profitability. As a result, you recorded impairment charges of $38.1 million and $16.7 million during

fiscal 2012 and 2011, respectively. To enhance an investor's understanding of your business, please provide us with the following:

- the reasons for the continuing decline in your revenue and profitability and whether this is a trend that will have an impact in the future;
- changes in significant assumptions used (i.e., discount rate, long-term growth rate and cash flow projections as disclosed on page 49) between the fiscal 2011 and fiscal 2012 impairment tests and their impact;
- a discussion of the degree of uncertainty associated with the key assumptions (e.g., an X basis point decrease in royalty rate and its impact); and
- a description of potential events and/or changes in circumstances that could reasonably be expected to have a negative effect on the key assumptions.

In addition, please tell us if your royalty rate was adjusted in fiscal 2011 from fiscal 2010 and provide us with its impact on the impairment recognized, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining